27 June, 2007 Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

SUPPL

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea's result for second quarter 2007 will be presented on Thursday 19 July**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

Jew 7/11

Copenhagen, Helsinki, Oslo, Stockholm, 27 June 2007

Nordea's result for the second quarter 2007 will be presented on Thursday 19 July

The press release with the result for the second quarter will be published approx. 8.00 CET.

Press conference
Time: 10.00 CET
Place: Smålandsgatan 17, Stockholm

Christian Clausen, President and Group CEO, will present the results and answer questions. The press conference is conducted in English and can be viewed live on www.nordea.com where you will also be able to find the presentation material.

Analyst presentation
Time: 14.00 CET.
Place: Smålandsgatan 17, Stockholm.

Christian Clausen, President and Group CEO, Arne Liljedahl, Group CFO, Carl-Johan Granvik, Group CRO, and Johan Ekwall, Head of Investor Relations, will present the results for analysts. The presentation material will be available on www.nordea.com.

International telephone conference for analysts
Time: 16.00 CET.
To participate: dial +44 (0) 208 817 9301 latest ten minutes prior (15.50 CET). Access code is Nordea.

Christian Clausen, President and Group CEO, Arne Liljedahl, Group CFO, Carl-Johan Granvik, Group CRO, and Johan Ekwall, Head of Investor Relations, will participate.

The telephone conference can be monitored live on www.nordea.com and an indexed on demand replay will be available on www.nordea.com. A replay will also be available through 26 July by dialling +44 (0) 207 769 6425, access code 956677#.

Analyst and investor presentation in London on 20 July
Time: 9.30 GMT.
Place: The Great Eastern Hotel, Great Eastern Room, Liverpool Street, London EC2

Arne Liljedahl, Group CFO, Carl-Johan Granvik, Group CRO and Johan Ekwall, Head of Investor Relations will be present. The presentation, including Q & A, starts at 9.30 and is expected to last approx. one hour. A continental buffet breakfast will be served from 9.00.

To attend: please contact Julia Clark by fax +44 (0) 20 7888 6151, telephone +44 (0) 20 7888 4563 or e-mail julia.clark@credit-suisse.com

For further information:
Boo Ehlin, Chief Press Officer Sweden, +46 8 614 8464
Johan Ekwall, Head of Investor Relations, +46 8 614 7852

END

Nordea's vision is to be perceived as the leading Nordic bank, acknowledged for its people, creating superior value for customers and shareholders. We are making it possible for our customers to reach their goals by providing a wide range of products, services and solutions within banking, asset management and insurance. Nordea has around 10 million customers, more than 1,100 branch offices and a leading netbanking position with 4.6 million e-customers. The Nordea share is listed on the stock exchanges in Stockholm, Helsinki and Copenhagen.